UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For July 23, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated July 23, 2004  -  Director Shareholding



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BUNZL PLC

2. Name of director

CHRISTOPH PAUL SANDER

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE AND SPOUSE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CHRISTOPH PAUL SANDER - 58,918
HARGREAVES LANSDOWN NOMINEES LTD HLNOM - 66,821
HARGREAVES LANSDOWN NOMINEES LTD 15999 (SINGLE CO/NON DISCRETIONARY PEP) -
3,979
BARCLAYS SHARE NOMINEES LIMITED (GENERAL/NON DISCRETIONARY PEP) - 2,384
BARCLAYS SHARE NOMINEES LTD (SINGLE CO/NON DISCRETIONARY PEP) - 744
HARGREAVES LANSDOWN NOMINESS LTD HLNOM - 5,719 (NON BENEFICIAL)
HARGREAVES LANSDOWN NOMINEES LTD 15637 (GENERAL/NON DISCRETIONARY PEP) - 1,139 (NON BENEFICIAL)
HARGREAVES LANSDOWN NOMINEES LTD 15636 (SINGLE CO/NON DISCRETIONARY PEP) - 3,172 (NON BENEFICIAL)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares / amount of stock acquired

142,876 ORDINARY SHARES HELD ON APPOINTMENT AS A DIRECTOR

8. Percentage of issued class

0.03%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 25P

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

23 JULY 2004

15. Total holding following this notification

142,876 (132,846 BENEFICIAL, 10,030 NON BENEFICIAL)

16. Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

A)  27/03/00
B)  21/11/00
C)  27/02/01
D)  29/08/01
E)  28/02/02
F)  29/08/02
G)  25/02/03
H)  27/08/03
I)  03/03/04

18. Period during which or date on which exercisable

A)  FROM 01/06/05 UNTIL 30/11/05
B)  UNTIL 20/11/10
C)  UNTIL 26/02/11
D)  FROM 29/08/04 UNTIL 28/08/11
E)  FROM 28/02/05 UNTIL 27/02/12
F)  FROM 29/08/05 UNTIL 28/08/12
G)  FROM 25/02/06 UNTIL 24/02/13
H)  FROM 27/08/06 UNTIL 26/08/13
I)  FROM 03/03/07 UNTIL 02/03/14

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

A)  7,305 ORDINARY SHARES OF 25P
B)  100,000 ORDINARY SHARES OF 25P
C)  25,000 ORDINARY SHARES OF 25P
D)  25,000 ORDINARY SHARES OF 25P
E)  25,000 ORDINARY SHARES OF 25P
F)  40,000 ORDINARY SHARES OF 25P
G)  60,000 ORDINARY SHARES OF 25P
H)  60,000 ORDINARY SHARES OF 25P
I)  60,000 ORDINARY SHARES OF 25P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

A)  2.31
B)  NIL (LONG TERM INCENTIVE PLAN)
C)  4.55
D)  4.50
E)  4.82
F)  4.61
G)  3.7225
H)  4.4625
I)  4.5150

22. Total number of shares or debentures over which options held following this notification

402,305

23. Any additional information

MR SANDER HAS NOTIFIED THE COMPANY THAT THE FOLLOWING AWARDS HAVE BEEN MADE UNDER THE COMPANY'S DEFERRED ANNUAL SHARE BONUS SCHEME ("THE SCHEME") AS A RESULT OF WHICH HE HAS THE RIGHT TO ACQUIRE FROM THE BUNZL GROUP GENERAL EMPLOYEE BENEFIT TRUST THE NUMBER OF ORDINARY 25P SHARES OF THE COMPANY INDICATED BELOW FOR NIL CONSIDERATION ON THE FOLLOWING DATES SUBJECT TO THE RULES OF THE SCHEME

01/03/05 - 17,616
01/03/06 - 31,050
01/03/07 - 25,805

THE COMPANY CONFIRMS THAT THERE ARE NO DETAILS TO BE DISCLOSED PURSUANT TO PARAGRAPH 16.4 OF THE LISTING RULES IN RELATION TO CHRISTOPH SANDER WHO, AS ANNOUNCED ON 21 JULY 2004, WAS APPOINTED AS A DIRECTOR OF BUNZL PLC WITH IMMEDIATE EFFECT.

24. Name of contact and telephone number for queries

MISS A MARTIN 020 7495 4950

25. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of Notification

23 JULY 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 23, 2004                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman